January 9, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Larry Spirgel, Assistant Director

Joseph Cascarano, Senior Staff Accountant

Dean Suehiro, Senior Staff Accountant

Justin Kisner, Staff Attorney

Kathleen Krebs, Special Counsel

Re:                             Millennial Media
Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2014

File No. 001-35478

Dear Mr. Spirgel:

Millennial Media, Inc. (the “Company”) hereby submits this letter in response to the comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2014 with respect to the above-referenced filing.

Based on our discussions with the Staff, the Company believes it is beneficial to further explain how its traditional network self-service business operates, including whether there are any differences with the Company’s traditional network managed business.

Traditional Network Self-Service

Traditional network self-service revenue represented less than 5% of the Company’s overall revenue for 2013. In this instance “self-service” refers to direct input of campaign specifications and parameters by the advertiser client via a user interface, without having to execute a paper Insertion Order (“IO”) through a sales representative, or a paper amendment to the IO if the client chooses to modify parameters during the course of the campaign. The Company developed this offering primarily to allow advertiser clients to launch campaigns on a limited self-service basis. When a client interacts with us on this basis, they are responsible for the initial setup of the campaign parameters.  For these campaigns, the advertiser client will need to select the elements of the campaign such as budget, number of units, and price per unit they are willing to pay.  The advertiser client will also set up targeting parameters, such as handset type, operating system, geo-targeting, or other location-based criteria via the Company’s portal.  In general, clients have fewer targeting, pricing and advertising creative options available via self-service than they would under the traditional network managed offerings. The self-service portal will also guide the client with certain aspects of the setup of the campaign.  During this stage, and during the campaign, Company operations staff also offer suggestions to improve performance, and it is at the discretion of the client whether to accept such suggestions.  The client can create its ad creative on its own using tools provided by the Company in the portal, or the Company can assist the client in development of the creative.  For both self-service and managed campaigns, the creative must be reviewed and approved by Company staff for quality-control (such as inappropriate content) prior to actual launch.

As with our managed campaigns, after launch, sales and operations team members generally assist the self-service clients and communicate regularly during the course of their campaigns.  Indeed, as with managed clients, most self-service clients have a dedicated support team that assists throughout the duration of the campaign. In most cases the relationship with a self-service customer actually began with the client having been sold by a member of the salesforce.  If there is no dedicated team working with the client, a live support team is available on an as-needed basis to all self-service customers, in case the client desires human assistance with the setup, maintenance and optimization of their campaign.  The efficiencies in the set-up process described above are ideally suited for certain clients.  For example, a client may want to launch multiple smaller sized campaigns (the average campaign size is approximately $2,000), perhaps using multiple creatives, with different targeting and pricing parameters, perhaps in succession or concurrently, and executing paper IOs for each such campaign could be cumbersome and unnecessary from the clients’ point of view.

Pricing under these arrangements is similar to that of the managed agreements in that a price per unit is agreed to up-front with the customer as described above.  The customer determines the price they are willing to pay per unit.  The Company must then determine how to deliver the campaign, including identifying the publisher supply on which to place the advertisement.  The pricing requirements for publisher supply are taken into account by the Company’s platforms and proprietary algorithms as they also analyze available publisher supply for how well the supply meets certain targeting and demographic profiles and attempts to run ad campaigns of various values against the publisher supply. The process of finding the right publisher supply is exactly the same process for self-service as it is for the traditional network managed business.

Also during the course of a campaign, and again consistent with managed campaigns, the Company’s technology accesses and analyzes the ad supply while also using the Company’s data asset in order to meet the targeting and other campaign parameters.  Although traditional network self-service clients may not always receive the same level of campaign management service as traditional network managed clients, the Company is still responsible for fulfillment of the mobile advertising campaign.  Self-service campaigns are not fully automated, and just like managed campaigns, are dependent upon the Company’s delivery technology and support team.  The self-service option primarily eliminates the creation of a hard copy IO and/or addendums/amendments.  Once a self-service campaign or a campaign from a managed IO is launched, both campaigns are fulfilled the same way.

As with the Company’s other offerings, if an advertiser has any issues with its order or service, it seeks resolution of such issues directly with the Company. The advertiser has no recourse against the publishers, nor do the publishers make any commitments about the successful fulfillment of a campaign. As a result, the Company bears the sole responsibility for fulfilment of the advertising. Additionally, the Company does not allow self-service advertising clients to determine the identity of specific publishers, apps or websites on which they will advertise. The Company does not, under normal circumstances, disclose the specific identity of the publishers to any of its advertiser clients.

The Company also notes that the term “self-service” is a commonly used term throughout the digital advertising industry, and that different companies use the term in connection with a wide range of products.  As we note in the marketing material at the Company website, we refer to mMedia as a self-service “tool” that “complements Millennial Media’s full-service mobile advertising solution.”  It has not been intended to take the place of, or be a substitute for, the managed campaign business.  As described above, the “self-service” aspect refers primarily to the initial set-up of a campaign.

If you have any further questions or require additional information, please do not hesitate to contact Andrew Jeanneret, Chief Financial Officer, at 410-522-8705 or ajeanneret@millennialmedia.com.

Very truly yours,

MILLENNIAL MEDIA, INC.

By:	/s/ Andrew Jeanneret

Andrew Jeanneret
Executive Vice President &
Chief Financial Officer